CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

MAR 08 2002

Madrid, 1th March 2002

02015816

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A., File number 82/1987

Enclosed is a copy of information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Luigi Lubelli

dlw 3/14

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

☐	**Credit Companies**	**B**
☐	**Investment Companies**	**C**
☐	**General**	**G**
☒	**Insurance Companies**	**S**

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DATE:	28 February 2002	**HALF YEAR**	2nd 2001

INSURANCE

INFORMATION RELATING TO:

HALF-YEAR	YEAR
SECOND	2001

I. IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Name and position of the persons assuming responsibility for this report:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Executive Vice-President and Chief Executive Officer for CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

HALF-YEARLY CONTENTS
(mark with an "X" when appropriate)

		Non-consolidated	Consolidated
I. Identification Data	0010	X	
II. Changes in Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profits and Loss Accounts	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Distributed	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A. Changes in corporate name

Former name	New Name
Finisterre, S.A. Compañía de Seguros y Reaseguros	MAPFRE Finisterre, S. A. Compañía de Seguros y Rease
Caja Madrid Autos, Agencia de Seguros, S. A.	MAPFRE Internet, S.A.
PROMAF, S.A.	Proyectos y Servicios Mapfre, S.A.
Promotora Mapfre Caribe Carima, S.A.	Credimapfre, S.A.
Inversiones Ibéricas, S.A.	Inversiones Ibéricas Ltda.

B. Changes in consolidation methods or procedures

The following companies, which in the previous fiscal year were consolidated by the equity method, have been fully consolidated:

- Proyectos y Servicios MAPFRE, S.A. (Spain)
- Credimapfre, S.A. (Colombia)
- Gulf Assist. EC (Bahrain)
- Inmobiliaria Presidente Figueroa Alcorta (Argentina)
- Automotores Capital Ltda. (Colombia)
- El Salvador Asistencia (El Salvador)
- Itsemap Chile, Servicios Tecnológicos MAFPRE,S.A. (Chile)

And the following company, which in the previous fiscal year was fully consolidated, has been consolidated by the equity method:

- Mapfre Cia. de Servicios Generales, S.A. (Peru)

C. Changes in the consolidation perimeter

The following companies, which in 2000 were not included in the consolidation perimeter, were fully consolidated in 2001:

- MAPFRE Finisterre, S.A. Compañía de Seguros y Reaseguros (Spain)
- Oriente, S.A. Compañía de Seguros (Spain)
- ADS MAPFRE Caja Madrid A.I.E. (Spain)
- Aseguradora Islas Canarias de Seguros, S.A. (Spain)
- Igualservicios Huesca, S.L. (Spain)
- Corporación Finisterre, S.A. (Peru)
- Caja Inversiones (Chile)

The following companies were accounted for by the equity method in 2001:

- Distribuidora Hispano Brasileira de Títulos e Valores Mobiliarios (Brazil)
- MAPFRE Internet, S. A. (Spain)
- Segesymed, S.L. (Spain)
- Meseval Agencia de Seguros, S. L. (Spain)
- Sepenval, S.L. (Spain)
- Clínica Santa Catalina, S.A. (Spain)
- Inversiones Gestisan, S.L. (Spain)
- Limpieza y Mantenimiento Hospitalario, S.L. (Spain)
- Grupo Alisio Canarias Inversiones, S. A. (Spain)
- Faz, Agencia de Seguros, S.A. (Spain)
- Sefin, S.A. (Spain)
- Cosebal, Agencia de Seguros, S.L. (Spain)

- Liss Assurance, S.L. (Spain)
- Hejean, Agencia de Seguros, S.L. (Spain)
- Agepal, Agencia de Seguros, S.L. (Spain)
- Seproval, Agencia de Seguros, S. L. (Spain)
- Segurlis, Agencia de Seguros, S.L. (Spain)
- Tepeyac Asesores, S.A. (Mexico)

The following company was proportionally consolidated:

- Inmobiliaria Bravo Ureña, S.L. (Spain)

In 2001, the following companies were no longer considered subsidiaries or affiliates of CORPORACION MAPFRE due to the reasons indicated:

Due to sale to third parties:

- Seguridad MAPFRE, S.A. (Spain)

Due to sale to Mapfre Mutualidad:

- Banco MAPFRE, S.A. (Spain)
- Club MAPFRE, S.A. (Spain)

Due to liquidation with absorption or assignment of all assets and liabilities to another Group company (the absorbing company or the company receiving the transferred assets and liabilities is indicated):

- Caja Madrid Vida, S.A. de Seguros y Reaseguros (Spain). MAPFRE Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana
- Igualatorio Médico Quirúrgico de Huesca, S.A. (Spain). MAFPRE Caja Salud de Seguros y Reaseguros, S.A.
- Organización AGG C.A. (Venezuela). Seguros La Seguridad C.A. (Venezuela)

Due to winding-up:

- Itsemap Colombia, Servicios Tecnológicos MAPFRE, S.A. (Colombia)
- Inversiones Araucaria (Colombia)
- MAPFRE London (United Kingdom)
- Inversiones de Seguros Y Reaseguros C.A. (Venezuela)
- Assiservice, S.R.L. (Italy)
- Itsemap Austral, S.A.(Argentina)

Due to split into other companies (the name of the companies resulting from split is indicated):

- MAPFRE Chile Reaseguros, S.A. (Chile). Inversiones MAPFRE Chile RE (Chile) y MAPFRE Chile Internacional (Chile)

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV, NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) AMOUNTS DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210		
II. Intangible Assets	0220	976	385
III. Deferred expenses	0230	1,040	
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	0240	2,016	385
I. Tangible Investments	0250	10,492	10,668
II. Financial Investments	0260	144,269	1,573
III. Investments in Subsidiaries and Associated Companies	0270	814,998	716,229
IV. Deposits established for a accepted reinsurance	0280	0	1,045
C) INVESTMENTS	0290	969,759	729,515
D) INVESTMENTS ON ACCOUNT OF POLICY HOLDERS ASSUMING INVESTMENT RISK	0310		
E) PARTICIPATION BY REINSURANCE IN THE TECHNICAL RESERVES	0320	0	11,272
I. Credits on direct, reins. and coins. business (policyholders and intermediaries)	0330	0	1,196
II. Tax, corporate and other credits	0340	17,074	8,208
III. Receivable from shareholders	0350		
IV.Tangible Fixed Assets	0355	454	562
V. Cash and Banks	0360	5,191	20,651
VI. Treasury stock in special status	0365		
VII. Other Assets net of provisions	0366	1,093	2,550
VIII. Prepaid expenses	0370	55	41
F) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	0380	23,867	33,208
TOTAL ASSETS (A+B+C+D+E+F)	0390	995,642	774,380

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	90,782	90,935
II. Reserves	0510	426,446	426,293
III. Treasury stock for capital decrease	0515		
IV. Results from previous years	0520	125,299	86,691
V. Result for the year	0530	37,683	73,644
VI. Interim dividend paid during the year	0540	-16,341	-16,368
A) SHAREHOLDERS FUNDS	0550	663,869	661,195
B) DEFERRED INCOME	0590	1,778	2,130
C) SUBORDINATED LIABILITIES	0595		
D) TECHNICAL RESERVES	0600	0	16,765
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	0605		
F) RESERVES FOR RISKS AND EXPENSES	0610	4,129	60
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	0620	0	1,045
I. Bond and other stock issues	0630	275,000	
II. Due to credit institutions	0635	0	48,191
III. Debts on direct insurance, reins. and coins. (intermediaries, insured)	0640	0	3,750
IV. Debts on transactions in preparation of insurance contracts	0645		
V. Debts on repos of assets	0645		
VI. Other	0650	43,065	41,244
VII. Accrued liabilities	0670	7,801	
H) DEBTS AND ACCRUED LIABILITIES	0680	325,866	93,185
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	0690	995,642	774,380

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR Amount	PREVIOUS YEAR Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	516
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	0820	0	516
III. Claims in the year net of reinsurance (non-life)	0830	-148	5,492
IV. Claims in the year, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	0850	-148	5,492
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	0855	0	0
VII. Profit sharing and returns (non life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	-143	0
X. Net operating expenses (life)	0875	0	0
XI. Variation in the stabilisation reserve (non-life)	0880	0	0
D) PROFIT SHARING&OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	0890	-143	0
XII. Other technical results (non life)	0900	-8	-5
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	0920	283	-4,981
XIV. Income from operating investments (non-life)	0930	50	281
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	188	474
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised investment capital gains and losses (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (life) (E+XIV+XV-XVI-XVII+/-XVIII	0960	145	-5,174
G) TECHNICAL RESULT (non-life) (I-III+/-V+VII-IX+/-XI+/-XII+XIV-XVI)	0961	145	-5,174
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	0962	0	0
XIX. Income from asset investments	0970	58,532	100,327
XX. Expenses from asset investments	0980	14,540	15,509
I) ORDINARY RESULT (F+XIX-XX)	1020	44,137	79,644
XXI. Other income	1025	1,571	1,469
XXII. Other expenses	1026	6,831	6,254
XXIII. Extraordinary Results	1030	-3,784	-3
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	1040	35,093	74,856
XXIV. Corporative tax and others	1042	2,590	-1,212
K) RESULT FOR THE YEAR (J+/-XXIV)	1044	37,683	73,644

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS

		CURRENT YEAR	PREVIOUS YEAR
A) AMOUNTS DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	0	853
I. Start-up expenses	1210	8,775	13,481
II. Intangible assets	1220	83,198	62,097
III. Deferred expenses	1230	2,368	691
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	1240	94,341	76,268
I. Tangible investments	1250	566,677	534,793
II. Financial investments	1260	9,369,863	7,166,787
III. Deferred expenses	1270	244,906	225,157
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	78,865	58,773
C) INVESTMENTS	1290	10,260,311	7,985,510
D) CONSOLIDATED GOODWILL	1300	419,410	290,734
E) INVEST. ON ACCOUNT OF POLICYHOLDERS ASSUMING INVEST. RISK	1310	739,359	509,658
F) PARTICIPATION BY REINSURANCE IN THE TECHNICAL RESERVES	1320	477,666	408,965
I. Credits on direct, reins. and coins. business (policyholders and intermediaries)	1330	925,246	799,340
II. Tax, corporate and other credits	1340	243,939	209,747
III. Receivable from shareholders	1350	0	0
IV. Tangible Fixed assets	1355	75,528	63,407
V. Cash and Bank	1360	456,385	333,111
VI. Short-term Trasury stock	1365		0
VII. Other assets net of provisions	1366	11,324	15,999
VIII. Prepaid Expenses	1370	341,128	511,750
G) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	1380	2,053,550	1,933,354
TOTAL ASSETS (A+B+C+D+E+F+G)	1390	14,044,637	11,205,342

LIABILITIES

		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	90,782	90,933
II. Holding company reserves	1510	567,043	548,261
III.Treasury stock for capital decrease	1515	0	0
III. Reserves in consolidated companies	1520	446,696	391,878
IV. Translation differences	1530	-20,290	14,196
V. Results attributable to the holding company	1540	95,122	91,901
VI. Interim dividend paid during the year	1550	-16,341	-16,366
A) SHAREHOLDERS FUND	1560	1,163,012	1,120,803
B) MINORITY INTERESTS	1570	650,824	606,992
C) NEGATIVE DIFFERENCE CONSOLIDATION	1580	3,041	4,003
D) DEFERRED INCOME	1590	21,036	6,978
E) SUBORDINATED LIABILITIES	1592	0	0
F) TECHNICAL RESERVES	1595	9,946,990	8,032,334
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	1600	739,359	509,658
H) RESERVES FOR RISKS AND EXPENSES	1610	111,079	70,637
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	1620	79,171	69,507
I. Bond and other stock issues	1630	275,000	0
II. Due to credit institutions	1635	75,806	79,207
III. Debts on direct insurance, reins. and coins. (intermediaries, insured)	1640	405,581	318,927
IV. Debts on transactions in preparation of insurance contracts	1645	44,331	48,670
V. Debts on repos of assets	1646	0	0
VI. Other	1650	460,073	281,610
VII. Accrued liabilities	1670	69,334	56,014
J) DEBTS AND ACCRUED LIABILITIES	1680	1,330,125	784,429
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	1690	14,044,637	11,205,342

V. CONSOLIDATED RESULT

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	2,564,530	50%	2,082,170	55%
II. Earned premiums, net of reinsurance (life)	1810	2,605,850	50%	1,695,918	45%
A) NET EARNED PREMIUMS (I+II)	1820	5,170,380	100%	3,778,088	100%
III. Claims in the year, net of reinsurance (non life)	1830	1,842,735	36%	1,543,087	41%
IV. Claims in the year, net of reinsurance (life)	1840	1,148,949	22%	686,590	18%
B) NET CLAIMS (III+IV)	1850	2,991,684	58%	2,229,677	59%
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-18,163	0%	-9,466	0%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-1,639,134	-32%	-1,103,939	-29%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	1855	-1,657,297	-32%	-1,113,405	-29%
VII. Profit sharing and returns (non-life)	1860	1,515	0%	2,254	0%
VIII. Profit sharing and returns (life)	1865	17,477	0%	4,357	0%
IX. Net operating expenses (non-life)	1870	727,209	14%	580,169	15%
X. Net operating expenses (life)	1875	81,996	2%	85,530	2%
XI. Variation in the stabilisation reserve (non-life)	1880	2,921	0%	5,595	0%
D) PROFIT SHARING&OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	1890	831,118	16%	677,906	18%
XII. Other technical results (non-life)	1900	-35,189	-1%	-33,368	-1%
XIII. Other technical results (life)	1910	-12,249	0%	-11,894	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	1920	-357,157	-7%	-288,161	-8%
XIV. Income from operating investments (non-life)	1930	289,994	6%	264,614	7%
XV. Income from operating investments (life)	1935	470,869	9%	299,665	8%
XVI. Expenses from operating investments (non-life)	1940	94,301	2%	72,079	2%
XVII. Expenses from operating investments (life)	1945	83,768	2%	38,783	1%
XVIII. Unrealised investment capital gains and losses (life)	1950	-13,258	0%	-22,929	-1%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	1960	212,379	4%	142,326	4%
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	1965	132,491	3%	100,766	3%
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	1966	79,888	2%	41,560	1%
XIX. Results from asset investment	1970	4,832	0%	-3,185	0%
XX. Translation results	1980	1,292	0%	1,827	0%
XXI. Profit sharing of companies recorded by equity method	1990	33,669	1%	21,781	1%
XXII. Depreciation of consolidation goodwill	2000	18,505	0%	4,069	0%
XXIII. Consolidation differences	2010	0	0%	0	0%
H) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	2020	233,667	5%	158,679	4%
XXIV. Other income	2025	66,562	1%	92,604	2%
XXV. Otros Gastos	2026	68,972	1%	66,887	2%
XXVI. Resultados Extraordinarios (*)	2030	-19,287	0%	15,572	0%
I) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	2040	211,970	4%	199,969	5%
XXVII. Corporative tax	2042	-45,394	-1%	-58,995	-2%
J) RESULT (I+/-XXVII)	2044	166,576	3%	140,973	4%
+/- Results attributable to minority interests	2050	-71,454	-1%	-49,073	-1%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO CONTROLLING COMPANY	2060	95,122	2%	91,901	2%

VI. PREMIUMS FOR THE YEAR: BREAKDOWN BY TYPE OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			1,001,868	655,067
Credit and Guarantee – Direct Insurance Spain	2115			64,278	57,571
Direct Insurance abroad	2120			1,386,114	1,246,373
Reinsurance	2125		745	380,867	365,740
Assistance	2130			132,156	112,708
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140		745	2,965,283	2,437,459
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145		-228	-400,755	-355,288
TOTAL NET EARNED PREMIUMS Non-Life	2150		517	2,564,528	2,082,170
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			2,645,709	1,701,766
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-39,859	-5,848
TOTAL NET EARNED PREMIUMS Life	2195		0	2,605,850	1,695,918
TOTAL NET EARNED PREMIUMS	2200		517	5,170,380	3,778,088
Spain	2205			3,622,996	2,385,135
Foreign Offices: E.C.C.	2210			38,728	86,997
O.C.D.E.	2215			441,528	476,332
Other Countries	2220			1,067,128	830,226

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	62	60	10,791	10,384

B) BUSINESS DEVELOPMENT

General comments

Corporacion Mapfre, through its subsidiaries, obtained important achievements in 2001:

- Mapfre Vida, largest Life insurer in Spain:
  - 20.9% increase in funds under management,
  - 11.1% market share in premiums (year 2000: 9.8%),
  - € 860.8 million in externalisation premiums;
- the other subsidiaries of MCMH make up the largest general insurance (Non-life excl. motor) group in Spain:
  - Premiums growth of over 15% in all subsidiaries,
  - Market share (adjusted for acquisitions): 10.4% (year 2000: 10.0%);
- strong increase in premiums and extraordinary improvement in results in Latin America;
- net results grow 3.5%, exceeding the indication published in October;
- 18.2% increase in recurring profits.

Net premiums earned increased 36.8% over the previous year, reaching € 5,170.4 million.

Total direct insurance and accepted reinsurance premiums grew 37.8% over the previous year, reaching € 5,789.2 million.

The consolidated result before taxes and minorities increased 6.0% over the previous year, reaching € 212.0 million. After taxes and minorities, the consolidated result amounts to € 95.1 million, a 3.5% increase over the previous year, exceeding the last estimate published in October 2001. The net consolidated result was negatively affected mainly by the following events:

- the terrorist attack occurred in New York on 11 September, which translated into an impact of € 16.1 million before taxes;
- the Argentine crisis, against the impact of which it was deemed appropriate to set aside provisions for risks and to fully amortise portfolio acquisition costs (€ 11.3 million before taxes).

The crisis in the stock market had a limited impact on the consolidated result, due to the low weight of equity investments over total consolidated investments.

Recurring profits increased 18.2% over the same period of the previous year, reaching € 80.8 million. At the end of December 2001, net gains from realisations amounted to € 6.7 million, against € 27.5 million at the same date of the previous year.

The company decided to opt for the early payment of deferred taxes arisen in previous years allowed by Law 24/2001 dated 27/12/2001. This decision translates into a reduction in the amount of deferred taxes by € 6.9 million.

The consolidated result is analysed by business areas in the following table:

CONSOLIDATED RESULT BREAKDOWN			
	31.12.2001	**31.12.2000**	**Var. % 01/00**
Companies operating primarily in Spain			
Direct insurance	169.6	135.8	24.9%
Funds Management (*)	23.1	23.6	-2.1%
- Mapfre Inversión	17.8	20.1	-11.4%
- Gesmadrid, Caja Madrid Pensiones, Caja Madrid Bolsa	5.3	3.5	51.4%
Real Estate Services	11.7	2.5	368.0%
Other	-0.1	0.7	-114.3%
Subtotal	204.3	162.6	25.6%
Companies operating primarily abroad			
Direct insurance	36.2	16.0	126.3%
Accepted reinsurance	-2.2	12.4	-118.5%
Assistance	4.4	3.9	12.8%
Other	0.5	-0.4	-225.0%
Subtotal	38.9	31.9	21.6%
Goodwill amortisation and portfolio acquisition	-23.5	-10.9	115.6%
Result of holding company	35.1	74.9	-53.1%
Consolidation adjustments	-42.8	-58.5	-26.8%
Result before tax	212.0	200.0	6.0%
Tax	-45.4	-59.0	-23.1%
Result after tax	166.6	141.0	18.2%
Result attributable to minority interests	-71.5	-49.1	45.6%
Consolidated Result Attributable to the controlling company	95.1	91.9	3.5%

Figures in € million
(*) Equity accounted

The following table provides a breakdown of written and accepted premiums and consolidated results, before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs of the main subsidiaries:

	Premiums			Results		
	31.12.2001	31.12.2000 *	Var. % 01/00	31.12.2001	31.12.2000 *	Var. % 01/00
- MAPFRE VIDA	2,647.0	1,714.9	54.4%	98.1	89.7	9.4%
- MAPFRE SEGUROS GRALES.	858.5	573.8	49.6%	78.5	58.8	33.5%
- MAPFRE CAJA SALUD	145.7	10.4	1301.0%	10.1	1.8	461.1%
- MAPFRE CAUC. Y CREDITO	70.6	60.9	15.9%	5.8	5.1	13.7%
- MAPFRE AMERICA	1,516.5	1,328.3	14.2%	36.2	16.4	120.7%
- MAPFRE RE	687.9	606.3	13.4%	-2.2	12.4	-118.5%
- MAPFRE ASISTENCIA (*)	147.0	123.3	19.2%	4.4	3.9	12.8%

Figures in million euros

(*) Figures corresponding to year 2000 include premiums and results obtained from the Caja Madrid companies since 1 July 2000

Insurance companies operating primarily in Spain and Portugal

Premiums written and accepted by the subsidiaries of **MAPFRE CAJA MADRID HOLDING** grew 57.7%, reaching a volume of € 3,721.8 million. The year 2001 saw:

- the completion of the integration of Caja Madrid Vida into Mapfre Vida;
- significant progress in operational integration and commercial development;
- the launch of new products through the Caja Madrid network.

MAPFRE CAJA MADRID HOLDING had a result before amortisation of goodwill and portfolio acquisition costs, taxes and minorities of € 187.4 million, a 131.0% increase.

The funds managed by **MAPFRE VIDA** and its subsidiaries grew 20.9%, reaching € 10,606.9 million. Premiums written by MAPFRE VIDA increased 54.4% (10.5% if the total premiums written by Caja Madrid Vida in 2000 are included), reaching a consolidated volume of € 2,647.0 million. Over the same period, the Spanish life insurance market contracted by 5.3%, according to provisional figures published by ICEA. The following table provides a summary of the most relevant figures (premiums are shown for the full years 2000 and 2001):

	31.12.2001	31.12.2000	
REGULAR PREMIUMS	459.0	464.4	-1.2%
SINGLE PREMIUMS	922.3	493.9	86.7%
UNIT LINKED	328.8	487.9	-32.6%
EXTERNALISATION	860.8	884.1	-2.6%
NON-LIFE PREMIUMS	76.1	64.2	18.5%
TOTAL CONSOLIDATED PREMIUMS	2,647.0	2,394.5	10.5%
Of which			
- BANK CHANNEL	1,308.4	1,270.3	3.0%
- INSURANCE CHANNEL	1,338.6	1,124.2	19.1%
TECHNICAL RESERVES	7,822.4	6,135.2	27.5%
MUTUAL FUNDS	2,202.3	2,178.4	1.1%
PENSIONS FUNDS	582.2	457.9	27.1%
TOTAL FUNDS UNDER MANAGEMENT	10,606.9	8,771.5	20.9%

Figures in € million

The result of MAPFRE VIDA and its subsidiaries was negatively affected by several non-recurring items totalling approximately € 10 million before taxes and minorities. Among these, it is worth mentioning:

- the transfer of the Health insurance business to MAPFRE CAJA SALUD;
- the compulsory reduction of management fees charged on mutual funds;
- the reduction in the volume of assets managed by MAPFRE INVERSION S.G.I.I.C.

Premiums issued by **MAPFRE SEGUROS GENERALES** grew 49.6%, reaching € 858,0 million. Its result includes part of the gains from the sale of SEGURMAP (€ 4.8 million before taxes at 31.12.2001, vs. € 7.5 million at the same date of the previous year).

MAPFRE CAJA SALUD wrote a volume of premiums of € 145.7 million, a 1,303.0% increase (33.2% taking into account the total issuance from January 2000). Such growth is due in part to the integration of several small health insurance companies acquired in 2000.

Premiums issued by **MAPFRE CAUCION Y CREDITO** reached € 70.6 million, a 16.1% increase. The number of outstanding policies grew 20%. The deterioration of the economic situation led to an increase of the gross claims ratio to 65.5% (50.1% at December 2000).

Among equity-accounted subsidiaries, it is worth highlighting the increase in the result of MAPFRE INMUEBLES, mainly due to the sale of part of a building ground.

Group companies operating primarily abroad

Companies operating primarily abroad reached a volume of written and accepted premiums of € 2,361.2 million, a 13.3% increase over the same period of last year.

- The direct insurance subsidiaries of **MAPFRE AMERICA** issued a volume of premiums of € 1,516.5 million, a 14.2% increase. The result before amortisation of goodwill and portfolio acquisition costs, taxes and minorities grew 120.7%, reaching € 36.2 million, confirming the positive trend observed since 1999.

Country	Company	Premiums Written	01/00	Profit * 31.12.2001	Profit * 31.12.2000
Argentina	MAPFRE ARGENTINA	220.6	11.7%	8.5	1.4
Brazil	VERA CRUZ	284.5	1.5%	0.4	2.8
Colombia	MAPFRE S.G. COLOMBIA	42.4	11.3%	0.1	-6.1
Chile	MAPFRE CHILE SEGUROS	58.9	16.6%	1.4	1.7
El Salvador	LA CENTRO AMERICANA	29.3	18.4%	1.1	1.6
Mexico	SEGUROS TEPEYAC	311.5	13.8%	9.7	6.6
Paraguay	MAPFRE PARAGUAY	7.7	-22.4%	0.2	-0.6
Peru	MAPFRE PERU	27.9	29.3%	-2.8	-4.3
Puerto Rico	GRUPO PRAICO	222.7	9.9%	11.5	5.1
Uruguay	MAPFRE URUGUAY	11.3	-11.1%	0.8	0.0
Venezuela	LA SEGURIDAD	299.7	38.3%	20.0	13.0

Figures in € million

* Result before taxes, minorities and amortisation

- **MAPFRE RE** and its subsidiaries wrote premiums totalling € 687.9 million, a 13.4% increase. The company made a small net result of € 0.8 million, despite the unfavourable trend in claims for the reinsurance industry globally. The result of MAPFRE RE was particularly affected, among others, by the following large claims (net retention, before taxes and minorities):

World Trade Center terrorist attack	16.1
El Salvador earthquake	7.2
Petrobrás Platform	3.3
Meat company Spain	7.8
Other big claim	5.5

Figures in € million

Nevertheless, MAPFRE RE managed to reduce the incidence of administrative expenses over written and accepted premiums by 0.4% (4.3% in 2001 vs. 4.7% in 2000). Business quality improved, reflecting higher rates, portfolio pruning and a larger weight of non-proportional business, which should translate into a substantial improvement in results in 2002.

- **MAPFRE ASISTENCIA** and its subsidiaries recorded a volume of premiums of € 147.0 million, a 19.2% increase.

The evolution of the results of the various subsidiaries can be analysed in the following table, which shows the expense and claims ratios before reinsurance, as well as the combined ratio after reinsurance.

CORPORACION MAPFRE
SUBSIDIARY RATIOS AS AT 31 DECEMBER 2000 (CONSOLIDATED)

COMPANY	(1) % GROSS EXPENSE		(2) % GROSS CLAIMS		(3) % COMBINED RATIO	
	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00
MAPFRE SEGUROS GENERALES	25.8	23.7	65.0	70.9	91.4	93.4
MAPFRE CAUCION Y CREDITO (4)	27.0	30.9	70.3	53.4	95.3	104.7
MAPFRE CAJA SALUD	15.2	11.5	82.1	86.2	101.7	97.7
MAPFRE RE	28.8	29.7	81.0	75.4	112.6	106.8
MAPFRE ASISTENCIA	11.7	12.3	83.1	85.2	95.5	98.4
MAPFRE AMERICA	30.3	30.4	71.8	70.7	103.7	106.1
MAPFRE ARGENTINA	28.4	28.8	71.7	73.7	104.0	104.7
VERA CRUZ (Brazil)	36.9	34.6	65.7	71.1	104.3	107.2
MAPFRE S.G. COLOMBIA	36.1	43.5	68.6	79.2	111.7	130.3
MAPFRE CHILE SEGUROS	28.7	32.3	60.2	69.3	101.0	108.5
SEGUROS TEPEYAC	31.0	26.5	65.1	70.7	101.8	100.5
MAPFRE PARAGUAY	23.8	33.9	66.8	86.0	103.9	122.3
MAPFRE PERU	29.8	40.6	59.4	60.9	119.7	142.9
MAPFRE USA	25.8		66.9		108.4	
PRAICO (5)		22.7		66.0		106.9
PACO (5)		22.8		68.3		107.2
CORMAP FLORIDA (5)		38.8		103.7		151.4
MAPFRE URUGUAY	38.4	34.1	76.0	60.4	122.0	108.8
LA SEGURIDAD	24.0	27.6	71.1	69.2	101.2	101.3
LA CENTRO AMERICANA	17.8	21.6	451.9	58.3	106.7	92.2

(1) Total expenses/gross premiums written and accepted
(2) Claims incurred on direct insurance and accepted reinsurance/gross premiums written
(3) Total expenses/net premiums written + claims/net premiums earned
(4) Expenses include the net effect of the purchase of information and the sale of credit opinions
(5) Since January 2001 the three companies are included in the Mapfre USA group

CONSOLIDATED SHAREHOLDERS EQUITY

Total equity amounted to € 1,813.8 million, vs. € 1,727.8 million at the end of 2000. Net of the part corresponding to minority shareholders, own funds total € 1,163.0 million (€ 6.4 per share), a 3.8% increase over the end of the previous year.

INVESTMENTS AND FINANCING

CORPORACION MAPFRE issued in July 2001 simple debentures for a total amount of € 275 million, which were assigned a 'A+' rating by Standard & Poor's. The resources obtained from such issuance will be used to fund investments by CORPORACION MAPFRE in its subsidiaries

In 2001, CORPORACION MAPFRE made investments totalling € 119.6 million, among which the following are worth highlighting:

- The € 74.9 million capital increase in MAPFRE AMERICA, which enabled the company to fund capital increases in several subsidiaries and to buy out additional stakes in some subsidiaries;
- The € 8.4 million capital increase in MAPFRE ASISTENCIA, to fund the development of its business;
- Buyout of minority stakes in MAPFRE AMERICA for a total amount of € 30.3 million, which raised its stake in this holding company from 81.06% to 84.87%.

FORECASTS

The governing bodies of the company, based on the estimates of its Operating Units, have reviewed the growth and result forecasts to adjust them to the present situation, with particular regard to the following events:

- The slowdown in economic growth, and the volatility of the financial markets globally;
- Lower expectations for the asset management industry in general;
- The need to rebuild catastrophe reserves in its reinsurance subsidiary.

Even with the adjustments detailed above, the new projections, which substitute those published in December 2000, point to annual average growths until 2004 of 10% in premiums and 15% in result, as shown in the following table, which also includes longer term targets:

	02/01 %	04/02 % CAGR	Long-Term Targets
Annual growth, non-life premiums	10%	12%	10%
Annual growth, funds under management (Mapfre Vida)	10%	8-10%	10%
Annual growth in net result	10%	15%	15%

	2002	2004	Long-Term Targets
ROE	9%	10-11%	14%
Combined ratio direct non-life insurance			
- Spain	97%	95-97%	95%
- Latin America	102%	100-101%	<100%

Personnel

At the end of 2001, CORPORACION MAPFRE and its subsidiaries employed 11,197 persons (4,976 in Spain and 6,221 in other countries), with an increase of 1,055 persons over the previous year, mostly explained by the acquisition of FINISTERRE.

ADDITIONAL INFORMATION

The company will prepare supplementary information for analysts, which will be released to the public in March.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Pts. Per Share	Amount (million Euros)
1. Ordinary Shares	3100	18	0.09	16.3
2. Preference Shares	3110			
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

1- 2001 supplementary dividend, paid on 14 December 2001: shares number 1 to 181,564,536 collected € 0.09 gross per share.